Filed pursuant to Rule 424(b)(3)

Registration Statement No. 333-261593

First Trust Real Assets Fund

Supplement dated April 9, 2024 to the

Prospectus and Statement of Additional Information (“SAI”),

each dated July 31, 2023.

Effective May 31, 2024 (the “Effective Date”), Namit Sinha and Clayton Triick will be added as portfolio managers of the First Trust Real Assets Fund (the “Fund”). In addition, as of the Effective Date, Colin McBurnette and Sam Dunlap will no longer serve as portfolio managers of the Fund. Accordingly, as of the Effective Date, all references in the Prospectus and SAI to Mr. McBurnette and Mr. Dunlap as portfolio managers of the Fund are hereby deleted and the following amendments are made to the Prospectus and SAI:

The following is added under the sub-heading entitled “MANAGEMENT OF THE FUND – Portfolio Managers – Sub-Adviser – Angel Oak” on page 59 of the Prospectus:

NAMIT SINHA – Portfolio Manager

Namit Sinha is a Managing Director and Chief Investment Officer of the private strategies of Angel Oak and a Portfolio Manager of the Fund. Mr. Sinha has over 15 years of experience in fixed income products, including structured credit. Prior to Angel Oak, Mr. Sinha spent four years as Senior Vice President at Canyon Capital and established the residential loan trading business in addition to covering the firm’s structured products operations. Prior to joining Canyon, Mr. Sinha worked at Nomura as Executive Director of Mortgage Trading and was involved in the acquisition and financing of non-performing loans, reperforming loans, non-qualified mortgages, and prime jumbo loans. Prior to that, Mr. Sinha worked at both Lehman Brothers and Barclays as a non-agency whole loan trader. Mr. Sinha holds an M.S. from Rutgers University, and a Bachelor of Technology degree from the Indian Institute of Technology Bombay in Mumbai, India.

CLAYTON TRIICK – Portfolio Manager

Clayton Triick, CFA, is a Senior Portfolio Manager of Angel Oak and a Portfolio Manager of the Fund. Mr. Triick focuses on security and portfolio analytics. Prior to joining Angel Oak in 2011, Mr. Triick worked for YieldQuest Advisors, where he was a member of the investment committee, focusing on interest rate risk, currency risk, and commodity risk of the portfolios alongside directly managing the closed-end fund allocations within YieldQuest portfolios and individual accounts. His investment experience spans across multiple sectors of fixed income since 2008. Mr. Triick holds a B.B.A. in Finance from the Farmer School of Business at Miami University. He also holds the Chartered Financial Analyst (CFA) designation.

The following replaces the sentence under the sub-heading entitled “INVESTMENT MANAGEMENT AND OTHER SERVICES – Portfolio Managers” on page 20 of the SAI:

The personnel of the Investment Adviser and the Sub-Adviser who will have primary responsibility for the day-to-day management of the Fund’s portfolio (the “Portfolio Managers”) are Michael Peck, Brian Murphy, Namit Sinha and Clayton Triick.

The following replaces the sub-heading and disclosure under the sub-heading entitled “INVESTMENT MANAGEMENT AND OTHER SERVICES – Portfolio Managers – Other Accounts Managed by the Portfolio Managers(1)” on page 20 of the SAI:

Other Accounts Managed by the Portfolio Managers

	Type of Accounts	Total # of Accounts Managed	Total Assets ($mm)	# of Accounts Managed that Advisory Fee Based on Performance	Total Assets that Advisory Fee Based on Performance ($mm)
Michael Peck(1)	Registered Investment Companies:	7	$921.2	1	$3.5
	Other Pooled Investment Vehicles:	3	$221.0	3	$65.3
	Other Accounts:	0	$0	0	$0

Brian Murphy(1)	Registered Investment Companies:	7	$921.2	1	$3.5
	Other Pooled Investment Vehicles:	4	$288.6	3	$65.3
	Other Accounts:	0	$0	0	$0

Namit Sinha(2)	Registered Investment Companies:	9	$3,460	0	$0
	Other Pooled Investment Vehicles:	15	$2,380	13	$2,010
	Other Accounts:	0	$0	0	$0

Clayton Triick(2)	Registered Investment Companies:	9	$3,410	0	$0
	Other Pooled Investment Vehicles:	2	$157	1	$111
	Other Accounts:	4	$276	0	$0

(1)  As of March 31, 2023.

(2)  As of October 31, 2023.

The following replaces the second paragraph under the sub-heading entitled “INVESTMENT MANAGEMENT AND OTHER SERVICES – Compensation of the Portfolio Managers” on page 21 of the SAI:

Mr. Sinha and Mr. Triick receive an annual base salary from Angel Oak. Each of Mr. Sinha and Mr. Triick is eligible to receive a discretionary bonus, which is based on: profitability of Angel Oak; assets under management; investment performance of managed accounts; compliance with Angel Oak’s policies and procedures; contribution to Angel Oak’s goals and objectives; anticipated compensation levels of competitor firms; effective research; role and responsibilities; client satisfaction; asset retention; teamwork; leadership; and risk management. Some Angel Oak portfolio managers have profit interest units in the Angel Oak’s parent company in addition to their salary, bonus, and benefits package. These units participate in firm-wide profits and also convey capital value in the event of certain scenarios.

The following is added under the sub-heading entitled “INVESTMENT MANAGEMENT AND OTHER SERVICES – Portfolio Managers’ Ownership of Shares” on page 21 of the SAI:

Name of Portfolio Manager:	Dollar Range of Shares Beneficially Owned by Portfolio Manager(1):
Namit Sinha	None
Clayton Triick	None

(1)	As of December 31, 2023.

Please file this Supplement with your records.